Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the three months ended March 31,		For the year ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Income/(loss) before income taxes	$2,771	$172	$(6,995)	$(143,285)	$17,052	$(9,642)	$18,002

Total fixed charges	8,906	10,325	41,762	35,531	45,099	39,181	34,575

	$11,677	$10,497	$34,767	$(107,754)	$62,151	$29,539	$52,577

Fixed charges

Operating lease expense	$3,286	$4,973	$16,777	$21,589	$28,658	$23,516	$10,860

Factored at one-third	1,095	1,658	5,592	7,196	9,553	7,839	3,620

Interest expense	7,811	8,667	36,170	28,335	35,546	31,342	30,955

Total fixed charges	$8,906	$10,325	$41,762	$35,531	$45,099	$39,181	$34,575

Ratio of earnings/(loss) to fixed charges	1.3x	1.0x	(1)	(1)	1.4x	(1)	1.5x

(Deficiency)/surplus in fixed charge coverage ratio	$2,771	$172	$(6,995)	$(143,285)	$17,052	$(9,642)	$18,002

(1)	In 2010, 2009 and 2007 earnings were insufficient to cover fixed charges by approximately $7.0 million, $143.3 million and $9.6 million, respectively.